Filed by T-3 Energy Services, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: T-3 Energy Services, Inc.
Commission File No.: 333-170502
The following joint press release was issued by Robbins & Myers, Inc. and T-3 Energy Services, Inc. on November 18, 2010.
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ROBBINS & MYERS AND T-3 ENERGY SERVICES SET JANUARY 7 DATE FOR
SHAREHOLDER MEETINGS ON MERGER
DAYTON, OHIO and HOUSTON, TEXAS, November 18, 2010 . . . Robbins & Myers, Inc. (NYSE:RBN) and T-3 Energy Services, Inc. (Nasdaq:TTES) jointly announced today that Robbins & Myers and T-3 Energy Services, Inc. will hold special shareholders meetings on January 7, 2011 to approve the merger of T-3 with a subsidiary of Robbins & Myers. Robbins & Myers and T-3 shareholders as of the close of business on November 26, 2010 will be entitled to vote at the special meetings. These announcements follow the filing by Robbins & Myers of a Registration Statement on Form S-4 with the Securities and Exchange Commission, and the receipt of notice that the U.S. Department of Justice and Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the proposed merger. The closing of the transaction still remains subject to various conditions contained in the merger agreement, including approval by T-3 and Robbins & Myers shareholders.
Shareholders are encouraged to read the proxy materials in their entirety as they provide, among other things, a discussion of the reasons behind the recommendations of each company’s Board of Directors that shareholders vote “FOR” the approval of the merger proposals.
About Robbins & Myers, Inc.
Robbins & Myers, Inc. is a leading supplier of engineered equipment and systems for critical applications in global energy, industrial, chemical and pharmaceutical markets.
About T-3 Energy Services, Inc.
T-3 Energy Services, Inc. provides a broad range of oilfield products and services primarily to customers in the drilling and completion of new oil and gas wells, the workover of existing wells and the production and transportation of oil and gas.
Additional Information and Where to Locate
In connection with the proposed merger, Robbins & Myers (“R&M”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of T-3 and R&M that also constitutes a prospectus of R&M. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WERE OR WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and other documents containing information about R&M and T-3 (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of R&M’s SEC filings also may be obtained for free by directing a request to Robbins & Myers, Inc., 51 Plum Street, Suite 260, Dayton, Ohio 45440, +1-(937)-458-6600. Copies of T-3’s SEC filings also may be obtained for free by directing a request to T-3 Energy Services, Inc., 7135 Ardmore, Houston, Texas 77054, +1-713-996-4110.
Participants in the Solicitation
R&M and T-3 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed merger. Information about these persons can be found in R&M’s Annual Report on Form 10-K for its fiscal year ended August 31, 2010, as filed with the SEC on October 26, 2010, R&M’s proxy statement relating to its 2010 Annual Meeting of Shareholders, as filed with the SEC on December 4, 2009, T-3’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on April 30, 2010, and T-3’s Current Report on Form 8-K filed with the SEC on June 16, 2010. In addition, information about R&M’s and T-3’s respective directors and executive officers can be found in the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on November 10, 2010, and will be included in the definitive joint proxy statement/prospectus to be mailed to shareholders of both companies. These documents can be obtained free of charge from the sources indicated above.
Forward-Looking Statements
Statements set forth in this press release that are not historical facts, including statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to shareholders, future economic and industry conditions, the merger (including its benefits, results, effects and timing), the attributes of T-3 as a subsidiary of Robbins & Myers and whether and when the transactions contemplated by the Merger Agreement will be consummated, are forward-looking statements within the meaning of the federal securities laws.
These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the shareholders of Robbins & Myers or the stockholders of T-3 to approve the merger; satisfaction of the conditions to the closing of the merger (including the receipt of regulatory approval); potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger; competitive responses to the merger; costs and difficulties related to integration of T-3’s businesses and operations; delays, costs and difficulties relating to the merger; the inability to or delay in obtaining cost savings and synergies from the merger; inability to retain key personnel; changes in the demand for or price of oil and/or natural gas, which has been significantly impacted by the worldwide recession and the worldwide financial and credit crisis; a significant decline in capital expenditures; the ability to realize the benefits of restructuring programs; increases in competition; changes in the availability and cost of raw materials; foreign exchange rate fluctuations as well as economic or political instability in international markets and performance in hyperinflationary environments, such as Venezuela; work stoppages related to union negotiations; customer order cancellations; the possibility of product liability lawsuits that could harm the combined company’s businesses; events or circumstances which result in an impairment of, or valuation against, assets; the potential impact of U.S. and foreign legislation, government regulations, and other governmental action, including those relating to export and import of products and materials, and changes in the interpretation and application of such laws and regulations; the outcome of audit, compliance, administrative or investigatory reviews; proposed changes in U.S. tax law which could impact future tax expense and cash flow; decline in the market value of pension plan investment portfolios; and other important risk factors discussed more fully in Robbins & Myers’ and T-3’s Annual Reports on Form 10-K for the years ended August 31, 2010 and December 31, 2009, respectively; their respective recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; their preliminary joint proxy statement/prospectus filed with the SEC on November 10, 2010; and other reports filed by them from time to time with the SEC.
Readers are cautioned not to rely on any forward-looking statement, which speaks only as of the date of this press release. Except to the extent required by applicable law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers also should understand that it is not possible to predict or identify all relevant factors that may impact forward-looking statements and that the above list should not be considered a complete statement of all potential risks and uncertainties.
Contacts:
Robbins & Myers, Inc.
Investors: Chris Hix, Chief Financial Officer, +1-937-458-6600
Press Contact: Peter Wallace, Chief Executive Officer, +1-937-458-6600
T-3 Energy Services, Inc.
Investors and Press Contact: James M. Mitchell, Senior Vice President and
Chief Financial Officer, +1-713-996-4118